Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces February 2024

Key Performance Indicators (KPIs)

Total Customers Served: 71,376 – Sales Per Customer: JPY 7,099 – Customer Repeat Ratio: 77.6%

Tokyo/March 21, 2024 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of February 2024. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

Salon Operation Business

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of February 2024:

•	The number of salons was 311 in February 2024, down from 312 in the year-ago period.
•	Total customers served decreased slightly to 71,376 in February 2024 from 71,707 in the year-ago period.
•

Sales per customer increased to JPY 7,099 in February 2024 from JPY 6,612 in the year-ago period. The increase is primarily attributed to price revisions and the upselling of value-added optional services.

•	Repeat ratio, a measure of repeat customers, decreased to 77.6% in February 2024 from 78.5% in the year-ago period.
•	Operation ratio decreased to 44.9% in February 2024 from 47.3% in the year-ago period.
•

The total number of salons with data increased to 287 in February 2024 from 266 in February 2023. The increase is attributed to the completion of the replacement of the customer management system in certain salons. The number of salons with data decreases when the Company closes salons with data available and increases as the Company opens salons with such data.

	Number of Salons(*1)	Number of Salons with Data(*2)	Total Customers Served(*3)	Sales per Customer(*4)	Repeat Ratio(*5)	Operation Ratio(*6)
February-23	312	266	71,707	JPY 6,612	78.5%	47.3%
March-23	311	273	78,063	JPY 6,680	77.4%	45.8%
April-23	313	284	83,130	JPY 6,669	77.0%	47.2%
May-23	314	284	86,895	JPY 6,660	75.7%	47.5%
June-23	314	287	81,280	JPY 6,801	76.0%	46.7%
July-23	315	290	88,240	JPY 6,985	76.0%	48.1%
August-23	316	291	87,224	JPY 6,946	74.6%	48.0%
September-23	315	290	84,393	JPY 6,991	76.7%	47.0%
October-23	315	291	82,249	JPY 6,891	77.4%	45.4%
November-23	313	289	75,290	JPY 7,045	77.5%	43.9%
December-23	314	290	83,124	JPY 7,271	77.7%	46.7%
January-24	311	287	74,533	JPY 7,147	76.8%	44.7%
February-24	311	287	71,376	JPY 7,099	77.6%	44.9%

(*1) Number of Salons: Includes the Company’s directly-operated salons and franchisees’ salons.

(*2) Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

* Repeat ratios shown in the chart above do not include salons in public bath houses. In February 2024, the repeat ratios for all salons and salons in public bathhouses only were 77.6% and 56.8%, respectively.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

Health Tech Business (Lav®)

The Company offers a government-specific health guidance program (the “Program”) using Lav®, an on-demand training application developed by the Company. The Program is designed to be less burdensome for the users and is delivered through a completely remote support style using the web remote interview and chat function of Lav®. This approach helps to reduce the dropout rate of conventional specific health guidance programs.

The Program provides support to medical professionals, such as public health nurses, dietitians, etc., that assist eligible individuals (age between 40 and 74) who are at risk of developing lifestyle-related diseases that can be caused by an unbalanced diet, lack of sleep, lack of exercise, smoking, stress, and other factors, by reviewing their lifestyle habits through specific health checkups that focus on metabolic syndrome. The implementation of specific health checkups and specific health guidance has become mandatory for medical insurers in Japan, including national health insurance and employee health insurance providers, since April 2008.

The Ministry of Health, Labor and Welfare has set a nationwide target of at least 70% for specific medical checkup implementation rates and at least 45% for specific health guidance implementation rates. In fiscal year 2021, however, the medical checkup implementation rates and specific health guidance implementation rates were only 56.5% and 24.6%, respectively. As a result, the market for these services is expected to expand due to the government’s effort to achieve the set target implementation rates. According to a survey by the Japan Health Guidance Association, the utilization of Information and Communication Technology (ICT) has been increasing, and the adoption rate has exceeded 50% due to the impact of COVID-19 in recent years.

As of February 2024, the Company has entered into contracts with 76 corporate insurance associations, and the cumulative number of users of the Company’s Lav® app has exceeded 6,000 people, bringing the total to 6,749 individuals.

	Number of New Contracts with Corporate Insurance Associations(*1)	Number of New Users(*2)	Cumulative Number of Contracts with Corporate Insurance Associations	Cumulative Number of Users
February-23	0	188	66	4,399
March-23	0	220	66	4,619
April-23	1	295	67	4,914
May-23	1	158	68	5,072
June-23	1	199	69	5,271
July-23	0	163	69	5,434
August-23	0	100	69	5,534
September-23	2	179	71	5,713
October-23	1	293	72	6,006
November-23	1	256	73	6,262
December-23	1	161	74	6,423
January-24	1	174	75	6,597
February-24	1	152	76	6,749

(*1) Number of new contracts with corporate insurance associations entered into in the applicable month to implement specified health guidance program offered by the Company.

(*2) Number of new users that started using specified health guidance offered by the Company in the applicable month.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

•	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
•	the Company’s ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
•	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;

•	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
•	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
•	the Company’s ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
•	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
•	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
•	the financial performance of the Company’s franchisees and the Company’s limited control with respect to their operations;
•	the Company’s ability to raise additional capital on acceptable terms or at all;
•	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
•	changes in consumer preferences and the Company’s competitive environment;
•	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
•	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 311 (as of February 29, 2024) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp